July 10, 2025

Robert Mailloux
Vice President and Controller
Honeywell International Inc.
855 South Mint Street
Charlotte, North Carolina 28202

       Re: Honeywell International Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 14, 2025
           File No. 001-08974
Dear Robert Mailloux:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing